ORIGINAL ARCHITECT DESIGNER

Non-exclusive Limited License and Release Agreement

This Non-exclusive Limited License and Release Agreement ("Agreement”) is made by and between GlobaI Modular Inc., a Nevada Corporation ("Global") whose address is 1200 Airport Drive, Chowchilla, CA 93610, and Michael Stafford dba Stafford Associates Architects ("Stafford"), Cal. Lic. # C13280, whose address is 926 J Street, Suite 1208, Sacramento, CA.

Recitals

a. Stafford owns various architectural drawings ("Stafford's Drawings") kept in electronic files, previously done pertaining to single story and two story relocatable   classroom structures ("ReIocatable Classrooms") intended for use in connection with prior agreements between the parties, dated 7/15/02 and 10/21/02 respectively "Prior Agreements"). Stafford's Drawings are more specifically described in Exhibit A, attached hereto.

b. Upon Global's performance of the terms and conditions of this Agreement, Stafford wishes to grant and Global wishes to buy, a non-exclusive, limited, license, of    Stafford ' s Drawings, to use or modify, at GlobaI's sole risk, without Stafford's logo, labels, or insignia, for the limited purpose of Global and its architects obtaining DSA approvals of plans for relocatable one and two story classrooms and related structures. Stafford retains all other incidents of ownership to Stafford's drawings and designs, including but not limited to copyrights, rights of sale, rights to relicense, and use for any purpose.

b. The parties also wish to settle accounts presently due from Global to Stafford for Stafford's past work regarding the Prior Agreements, and to fully release Stafford    from any and all further duties and obligations under said Prior Agreements.

The parties hereby agree, incorporating the recitals above, as follows :

1. Payment

Under the terms and conditions hereof, and upon ex e cut ion of this Agreement, Global shall pay to Stafford by certified or cashier's check the following sums :

a.  The sum of $15,000.00, as a compromise payment in full for the approximately $25,000.00 o f unpaid sums presently owed by Global to     Stafford for Stafford's past services pursuant to the Prior Agreements.

b. The additional sum of $15,000.00 for the aforementioned non-exclusive license for use of Stafford's Drawings, to be paid as follows: $7,500.00 upon    execution of this Agreement; $7,500.00 on or before July 15. 2003.

2. Grant of Non-exclusive Limited License; Retention of Ownership Rights Upon execution of this agreement, performance of all of the terms and conditions hereof by Global, and payment of the sums set forth in Paragraphs 1 a and 1 b above, Stafford hereby grants to Global, without warranty of any kind, a non-exclusive, limited, license of Stafford's Drawings, to use or modify at Global's sole risk, without Stafford's logo, labels or insignia, and with no responsibility or liability on Stafford's part for any such use, reuse, and/or alteration. The grant of said non-exclusive limited license is for the limited purpose of Global and its architects obtaining DSA approvals of plans for relocatable one and two story classrooms and related structures. The non-exclusive limited license of Stafford's Drawings shall be in the Drawings' present electronic form only, and shall not be in any other tangible form. Stafford's Drawings shall not include mechanical or electrical drawings. Stafford retains all ownership rights to Stafford's Drawings and designs, including but not limited to copyrights, rights of sale, rights to relicense same, and use for any purpose.

3. Release of further obligations Subject to the terms and conditions of t his Agreement, Stafford agrees to accept the $15,000.00 sum referenced in Paragraph I b above as full settlement of the approximate sum of $25,000.00 presently due and owing from Global for Stafford past work under the Prior Agreements between the parties. All other executory provisions of said Prior Agreements on Global's part to be performed remain in full force and effect. Global hereby releases Stafford from all further duties and obligations, if any, under said Prior Agreements. The licenses referred to in said Prior Agreements are void and of no effect,

4. Failure of Consideration; breach If Global materially breaches any term or condition of this Agreement, or if all or any part of the consideration paid to Stafford pursuant to this agreement faiIs or is voided by a Bankruptcy Court or other tribunal as a preference to creditors, and / or as a fraudulent transfer, or for any other reason, then, in addition to any other legal or equitable rights that Stafford may have, this grant of non-exclusive license to Stafford’s Drawings shall be void at the election of Stafford, and all rights transferred herein shall revert back to Stafford. In such case, the receiver, assignee, trustee, debtor-in-possession, levying officer or other custodian in possession of such property shall immediately return the drawings to Stafford without need of Stafford first making a demand of any kind for turnover of such property and shall not be entitled to sell, license, or otherwise transfer such property. If such property is subjected to levy or other involuntary transfer, the levying officer or other custodian shall not be entitled to sell or dispose of such property except by returning the same to Stafford. In the event of material breach by Global, or failure of consideration in whole or in part to Stafford, and a party to this agreement other than Stafford shall be succeeded by another entity, whether by merger, by operation of law or otherwise, the successor shall not obtain or retain any right to such property and shall immediately return the same to Stafford, without need of Stafford first making a demand of any kind for turnover of such property.

5. NO WARRANTIES GlVEN ; DISCLAIMER OF  WARRANTIES

STAFFORDD DISCLAIMS ALL EX PRESS AND / OR IMPLIED WARRANTIES OF ANY KIND WITH RESPECT TO STAFFORD'S DRAWINGS, WHETHER DERIVED FROM THE COMMERCIAL CODE OR OTHERWISE, AND STAFFORD AND GLOBAL HEREBY AGREE THAT STAFFORD MAKES NO WARRANTIES EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF FITNESS FOR A SPECIFIC PURPOSE AND WARRANTIES OF MERCHANTABILITY. ALL SUCH WARRANTIES ARE HEREBY DISCLAIMED.

Without limiting the foregoing disclaimer, Stafford specifically makes no warranties or representations that any of Stafford’s Drawings are current, complete, suitable for use at any specific site or for any purpose whatsoever, comply with code, are DSA approved or suitable for DSA approval. Stafford’s Drawings, in fact, are only preliminary working drawings, are not current, do not necessarily comply with current code, and are not DSA approved. The parties agree that any use, re-use, and/or alteration of Stafford's Drawings is to be done under the supervision and auspices of a licensed architect to be retained b y Global, which architect shall use same under his/her own logo and not Stafford's, and that Global and its licensed architect shall assume full responsibility and liability for their use. It is agreed that Stafford has no responsibility and/or liability for use, reuse, or alteration of Stafford's Drawings by Global or others.

6. Indemnity In addition to all legal and/or equitable rights of indemnity and/or contribution which Stafford may have, Global agrees that to the fullest extent permitted by law, Global shall indemnify, defend, and hold harmless Stafford, its subcontractors, consultants, agents, and employees, against all loss, damage, expense, and liability resulting from injury or death of any person or damage to any property or any other loss or liability arising out of or in any way connected with the use, re-use, or alteration of Stafford's Drawings.

7. LIMITATION OF LIABILITY .

IT IS .AGREED THAT STAFFORD ASSOCIATES ARCHITECTS DOES NOT AND SHALL  NOT HAVE INVOLVEMENT, CONTROL, OR RESPONSIBILITY REGARDING THE USE  OR RE-USE OF STAFFORD'S DRAWINGS, OR REGARDING THE MANUFACTURE  AND/OR INSTALLATION OF THE RELOCATABLE UNITS REFERENCED THEREIN.  NOR DOES STAFFORD HAVE ANY LIABILITY AND/OR RESPONSIBILITY REGARDING  SUITABILITY OF STAFFORD'S DRAWINGS TO SPECIFIC SITES. STAFFORD SHALL  NOT BE RESPONSIBLE FOR CONSTRUCTION MEANS, METHODS, TECHINIQUES,  SEQUENCES, PROCEDURES, SAFETY PRECAUTIONS, PROGRAMS, MANUFACTURE,  QUALITY OF CONSTRUCTION, OR INSTALLATION, WHICH ITEMS SHALL BE THE  SOLE RESPONSIBILITY OF GLOBAL AND/OR ITS AGENTS AND RETAINED LICENSED  ARCHITECTS OTHER THAN STAFFORD.

Notwithstanding any other provision of this agreement, in the event that liability is imposed upon Stafford in connection with Stafford's Drawings the total liability, in the aggregate, of Stafford and its subcontractors, agents; employees, and subconsultants, and any of them, to Global and anyone claiming by, through or under Global and/or its assigns, successors and agents, shall not exceed the total amount of $5,000.00, for any and all claims, losses, costs or damages of any nature whatsoever arising out of, resulting from or in any way related to this agreement or Stafford's Drawings, from any cause or causes, including but not limited to losses arising out of negligence, design defects, professional errors or omissions, strict liability, breach of contract or express or implied warranty (if any).

8. Personal Guarantee [deleted by cross-out]

9. Binding on Successors. This agreement shall be binding upon the successors and assigns of the parties hereto.

10. Integrated Agreement This agreement constitutes the entire and integrated agreement between Stafford and Global, and supercedes all prior negotiations, representations or agreements, either written or oral regarding the non-exclusive, limited, license hereof. This agreement may be amended only by written instrument signed by both parties hereto.

11. Governing Law This agreement shall be governed by the law of the State of California, and venue of all legal actions arising out of this agreement shall be the Count y of Sacramento, State of California, being the principal place of business of Stafford.

12. Interpretation This agreement is the result of negotiations between the parties. Each party hereto acknowledges that it has had the opportunity to consult with legal counsel regarding the meaning and legal effect of the terms and conditions hereof, and has had the opportunity to discuss revisions and modifications to the language hereof. Accordingly, for purposes of interpretation of this agreement it shall be regarded as having been drafted jointly by the parties hereto, and the canon of construction construing ambiguities against the draftor shall not apply.

13. FAX signatures; Counterparts This agreement may be executed in counterparts and shall become binding upon receipt by each party hereto of counterparts containing in the aggregate all signatures of the parties. Faxed signatures on copies of this agreement shall be acceptable. The party so using a faxed signature shall provide the other party with an original signature within five (5) days.

14. Warranty of Authority This agreement shall become effective upon execution by Michael Stafford and two officers of Global. However, if for any reason only one officer of Global executes the agreement, the agreement nevertheless shall be binding on Global and Stafford shall be entitled to rely on said single signature. The undersigned signatories on behalf of Global hereby warrant and represent that they are officers of Global and are authorized to sign this agreement and to bind Global to the terms and conditions thereof, and certify that the Board of Directors of Global has approved and ratified the terms hereof.

Dated: 1/20/03  Global Modular, Inc.
By /s/ Gerard Lehman______________
Gerard Lehman, Authorized Officer

By _______________________________
Adam DeBard, Authorized Officer

Dated: 1/20/03 /s/ Michael Stafford____________________
Michael Stafford dba Stafford
Associates Architects

[Handwritten Material]

Stafford’s Drawings to include, but not limited to, 24 x 40, 36 x 40 / 48 x 40, 24 x 60, 30 x 32, 12 x 40 single stories and 24 x 40, 48 x 40, 72 x 40 + (2) 48 x 40 two-story designs.

/s/ MDS 1/20/03

/s/ G.L. 1/20/03

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